Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

June 20, 2024

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2024

Formula Systems (1985) Ltd. Shareholders:

We hereby inform you that a Special General Meeting, or the Meeting, of Formula Systems (1985) Ltd., referred to as Formula or the Company, will be held at 2:00 p.m. (Israel time) on Thursday, July 11, 2024, at Formula’s offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purpose:

1.	Replacement of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appointment, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and authorization of the Company’s Board of Directors, or the Board, with the right to delegate such authority to the audit committee of the Board, to fix BDO Israel’s compensation in accordance with the nature of its services.

Our shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board unanimously recommends that you vote in favor of the above proposal, which is described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolution, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, June 25, 2024, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Monday, June 24, 2024 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (which excludes abstentions and broker non-votes) is necessary for the approval of such proposal.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will not be voted. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on July 11, 2024 (that is, six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the voting instruction form being sent to you in order to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Israeli Companies Law, 5759-1999, and the Company’s amended and restated articles of association, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Sunday, June 23, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Sunday, June 30, 2024, to be furnished to the SEC under cover of a Form 6-K.

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9487

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2024

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, our Company, us or we (or similar expressions), to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, July 11, 2024, at our offices at Terminal Center, 1 Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the related proxy card or voting instruction form are being made available to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Wednesday, June 26, 2024.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Monday, June 24, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The following proposal is on the agenda for the Meeting:

1.	Replacement of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, and appointment, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, or BDO Israel, as the Company’s independent auditor for the year ending December 31, 2024, and authorization of the Company’s Board of Directors, or the Board, with the right to delegate such authority to the audit committee of the Board, to fix BDO Israel’s compensation in accordance with the nature of its services.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the Proposal.

Quorum

On June 1, 2024, we had 15,332,667 ordinary shares issued and outstanding (including shares represented by 130,540 ADSs as of that date, and shares subject to restrictions and repurchase by us). The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, June 24, 2024, is entitled to one vote upon each matter to be presented at the Meeting. Under our amended and restated articles of association, or the Articles, the Meeting will be properly convened if at least two shareholders (including holders of ADSs that represent ordinary shares) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day and time in the following week, and at the same place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, June 24, 2024. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, June 24, 2024, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 p.m., Eastern time, on Wednesday, July 10, 2024 (which is 6:59 a.m., Israel time, on July 11, 2024), or we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, July 11, 2024). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six (6) hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, July 11, 2024). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting (that is, until 8:00 a.m., Israel time, on Thursday, July 11, 2024).

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary will not vote the shares represented by such ADSs.

Therefore, if you hold our ADSs, please complete, sign and return the voting instruction form that you receive to the Depositary as soon as possible in order to ensure that the ordinary shares underlying your ADSs are voted at the Meeting. If you seek to change or revoke your voting instructions, please follow the instructions for doing so that are provided to you by the Depositary.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of Proposal 1.

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will not be voted. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

Similarly, in the case of ordinary shares represented by ADSs, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, the Depositary will not vote the shares represented by those ADSs.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary has been filed publicly or mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies are being made available to shareholders on or about Wednesday, June 26, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of June 1, 2024 (or as of such earlier or later date as appears in the footnotes below).

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,164	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,328,268	8.66%
Menora Mivtachim Holdings Ltd.(6)	1,088,760	7.10%
The Phoenix Holdings Ltd. (7)	1,106,239	7.21%
Yelin Lapidot Holdings Management Ltd. (8)	970,450	6.33%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	824,703	5.38%
All directors and executive officers as a group (8 persons) (10)	1,829,306	11.93%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 131,732 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of June 1, 2024.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 2, 2024 with respect to its holdings as of March 31, 2024. Harel Insurance is a publicly held Israeli company. Out of the 1,318,304 ordinary shares beneficially owned by Harel Insurance as of March 31, 2024: (i) 1,196,494 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 131,774 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, on April 2, 2024 with respect to its holdings as of March 31, 2024. As of March 31, 2024, the subject ordinary shares are beneficially owned by Menora Holdings or by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. Out of the 1,088,760 ordinary shares beneficially owned by Menora Holdings as of March 31, 2024.

(7)	Based on written notification received from The Phoenix Holdings Ltd., or Phoenix Holdings, on April 2, 2024 with respect to its holdings as of March 31, 2023. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of March 31, 2024, the subject ordinary shares were held as follows: (i) The Phoenix pension and provident funds: 34,917; (ii) Partnership for Israeli shares: 757,176, and Partnership for investing in share indexes: 2,089 (all ownership rights in these partnerships belong to companies that are part of the Phoenix Group, and the amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement); (iii) The Phoenix Investments House - trust funds: 307,785; and (iv) The Phoenix “nostro” accounts: 4,272.

(8)	Based on written notification received from Yelin Lapidot, or Yelin, on April 1, 2024 with respect to its holdings as of March 31, 2024. Out of the 970,450 ordinary shares beneficially owned by Yelin as of March 31, 2024: (i) 680,901 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 289,549 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 1, 2024 with respect to its holdings as of March 31, 2024. Clal is a publicly held Israeli company. All 824,703 ordinary shares beneficially owned by Clal as of March 31, 2024 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(10)	Includes the shares beneficially owned by Guy Bernstein described in footnote (4) above, as well as 21,333 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on each of November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, all of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSAL 1

REPLACEMENT OF CURRENT INDEPENDENT AUDITOR WITH NEW INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2024

Background

Under the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, a company’s independent auditor is responsible for auditing, and giving an opinion on, the company’s annual financial statements. The Companies Law states that the auditor must be appointed by the shareholders at a general meeting of shareholders. Usually, at each annual general meeting of shareholders, the shareholders must vote to re-appoint the auditor to audit the annual financial statements and to serve for a term that extends until the following annual general meeting.

Our current independent auditor, Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, which we refer to as EY Israel or the current auditor, has served as our independent auditor since 2010, and was mostly recently re-appointed at our annual general meeting of shareholders held on May 9, 2024 to audit our consolidated financial statements for the year ended December 31, 2023 and to serve for the period until our next annual general meeting of shareholders.

While we are an Israeli company, we are also part of the group of companies of Asseco Poland S.A. or Asseco, our controlling shareholder under the Companies Law, which is a publicly-traded Polish company whose shares are listed on the Warsaw Stock Exchange. Due to its public listing in Poland, Asseco is subject to European Union, or EU, rules that regulate the auditors of public-interest companies, as defined under EU Accounting Directive 2013/34/EU, which includes companies listed on European exchanges. EU Directive 2014/56/EU, which became effective on June 17, 2016, established mandatory auditor firm rotation at least once every ten years, as a means towards improving the quality of practices related to the audit of publicly-traded companies. The permitted duration of an audit engagement is calculated under the rule from the date of the first financial year covered in the initial audit engagement letter. Under the applicable directive and regulations, member states of the EU may establish shorter rotation periods or may allow publicly-traded companies to extend their audit engagement under certain circumstances. To date, Polish law has implemented the general auditor EU directive with respect to the required replacement of a public-traded company’s auditor firm at least once every ten years.

In light of the applicability of the EU auditor rotation directive to Formula as a controlled company of Asseco, we are required to rotate our auditor once every ten years.

Given that requirement, on June 13, 2024, the audit committee of the Board met and determined that it is appropriate and in the best interest of the Company, and recommended to the Board that our shareholders be requested to approve, the replacement of EY Israel with Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, which we refer to as BDO Israel or the new auditor. At that meeting, the committee approved, and submitted to the Board for approval, BDO Israel’s replacement of EY Israel as our new auditor, and BDO Israel’s appointment to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders.

The audit committee’s recommendation to appoint BDO Israel specifically was based upon the following factors:

(1) Quality, Consistency and Efficiency. Asseco, which is our controlling shareholder, has appointed BDO and its affiliated firms to audit its consolidated financial statements, such that our choice of BDO Israel will contribute towards the maintenance of audit quality, consistency and efficiency across our group;

(2) Quality of Audit Policies and Procedures. The audit committee felt assured by BDO Israel’s commitment to the quality of audit and the efforts that will be dedicated by it to our audit process, including, among other items, the policies, processes, and procedures implemented by the new auditor firm for supervising and controlling audit quality;

(3) Expertise of the Audit Team. BDO Israel’s expertise, capabilities, and qualifications are proportional to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities, as BDO Israel is one of the five largest accounting firms in Israel that services many public companies, including those with a significant size that is comparable to that of our company;

(4) Understanding of Our Field of Activity. BDO Israel has the ability to understand our industry, including to identify significant risks and issues as part of its audit process, and to provide an appropriate and adequate response to any identified risks and issues, taking into account our industry and our status as a public company;

(5) Reasonable Proposed Remuneration. The compensation proposed for BDO Israel’s services was deemed by our audit committee to be suitable and appropriate based upon the scope and complexity of the audit of our company’s financial statements; and

(6) Auditor Independence. Our management has inquired, and our audit committee has verified, various aspects of the independence of BDO Israel, and has determined that BDO Israel’s independence from our company, as well as its policies and processes that it implements for ensuring adherence to the rules of independence, are appropriate.

On June 13, 2024, the Board accepted that recommendation of the audit committee and resolved that it is in the best interests of the Company, subject to the approval of the Company’s shareholders at the Meeting, to replace the current auditor and to appoint the new auditor to audit the Company’s financial statements for the fiscal year ending December 31, 2024, and to serve until the next annual general meeting of the shareholders of the Company.

Following the recommendation of the audit committee and Board, our shareholders will be asked to approve, at the Meeting: (i) the replacement of EY Israel with BDO Israel, which would be appointed as our new independent registered public accountants for the year ending December 31, 2024 and the additional period (if any) until our next annual general meeting of shareholders; and (ii) the authorization of our Board (or the audit committee thereof) to fix BDO Israel’s compensation.

SEC-Mandated Disclosures for Non-Renewal of Current Auditor

As described above, the proposed replacement of our auditor was entirely a result of our required compliance, as an affiliated company of Asseco, with the EU directive mandating auditor rotations every ten years. As such, our proposed replacement of EY Israel did not result from any disagreement between EY Israel and our Company and was agreed upon by both parties. On the contrary, we would like to thank EY Israel for the high-quality audit, support and professional handling of our audits throughout its terms of service as our independent auditor. Furthermore, EY Israel’s report on our financial statements for each of the past two years (the years ended December 31, 2022 and 2023) did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In the years ended December 31, 2022 and 2023, and in the interim period from the start of 2024 to the current time, we have not had any disagreements with EY Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In particular, we have not had any such disagreements (whether resolved or not) which, if not resolved to EY Israel’s satisfaction, would have caused EY Israel to make reference to the subject matter of the disagreement in connection with its reports on our financial statements. The disagreements referred to in this paragraph are disagreements at the decision-making level, i.e., between our personnel who are responsible for presentation of our financial statements and personnel of EY Israel who are responsible for rendering its report on those financial statements.

In addition to not having any disagreements with our current auditor during the years ended December 31, 2022 and 2023, and in the interim period from the start of 2024 to the current time, we have also not had any of the following events occur between us and our current auditor during those periods of time:

(A) our current auditor having advised us that the internal controls necessary for our Company to develop reliable financial statements do not exist;

(B) our current auditor having advised us that information has come to its attention that has led it to no longer be able to rely on our management’s representations, or that has made it unwilling to be associated with the financial statements prepared by our management;

(C) (1) our current auditor having advised us of the need to expand significantly the scope of its audit, or that information has come to its attention that if further investigated may:

(i) materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or

(ii) cause it to be unwilling to rely on our management’s representations or be associated with our financial statements; and

(2) due to the current auditor’s dismissal, or for any other reason, the current auditor did not so expand the scope of its audit or conduct such further investigation; or

(D) (1) The current auditor’s having advised us that information has come to its attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the current auditor’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and

(2) Due to the current auditor’s dismissal, or for any other reason, the issue has not been resolved to the current auditor’s satisfaction prior to its dismissal.

Prior to our prospective engagement of BDO Israel, we (including anyone on our behalf) have not consulted BDO Israel regarding: either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with EY Israel or a reportable event (as described above with respect to EY Israel).

As is required under the rules of the SEC, we have provided to EY Israel a copy of the disclosures we are making in this part of Proposal 1 (under the heading “SEC-Mandated Disclosures for Non-Renewal of Current Auditor”) and have requested that EY Israel furnish to us a letter addressed to the SEC stating whether it agrees with the statements made by us in this Proposal 1 and, if not, stating the respects in which it does not agree. That letter is attached as Appendix A to this Proxy Statement.

Companies Law-Mandated Procedures for Change of Auditor

Under the Companies Law, when the non-renewal of the term of an auditor of a public company (or the replacement of such auditor), is brought for approval of a company’s shareholders, that auditor must be given reasonable opportunity to present its position regarding such non-renewal to the company’s audit committee, in addition to being invited to present its position at the meeting of shareholders. Our current auditor has been afforded the opportunity to present its position to the audit committee of our Board and to the Meeting regarding the non-renewal of its term, and has waived such right in accordance with Sections 162(b) and 164(a) of the Companies Law, respectively.

BDO Israel has advised the Company that the firm does not have any direct or indirect financial interest in the Company and has not had any such interest in the Company during the past three fiscal years.

Auditor Fees in Last Two Fiscal Years

For a summary of the fees for professional services (consisting of audit fees, and tax and other fees) rendered to us by EY Israel for the years ended December 31, 2022 and 2023, please see Item 16C. “Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on May 15, 2024, which information is incorporated by reference in this Proposal 1.

Proposed Resolutions

The Board recommends that the shareholders of the Company adopt the following resolutions at the Meeting pursuant to Proposal 1:

“RESOLVED, that Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, be, and hereby is, replaced and Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, be, and hereby is, appointed as the Company’s independent auditor for the fiscal year ending December 31, 2024, and for the additional period until the next annual general meeting of the shareholders of the Company; and be it

“FURTHER RESOLVED, that the Company’s Board of Directors, with power of delegation to the audit committee thereof, be, and hereby is, authorized to determine the remuneration of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, in accordance with the volume and nature of such firm’s services.”

Required Majority

The approval of Proposal 1 requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that shareholders vote “FOR” the replacement of our current auditor and the appointment of our new auditor pursuant to Proposal 1.

ADDITIONAL INFORMATION

Our annual report on Form 20-F for the year ended December 31, 2023, including our audited consolidated financial statements as of, and for the year ended, December 31, 2023, and the auditor’s report thereon, which we filed with the SEC on May 15, 2024, is available at the “Investor Relations” portion of our website, at www.formulasystems.com, and through the EDGAR website of the SEC at www.sec.gov. To receive a hard copy of that annual report free of charge upon request, please contact our Chief Financial Officer, Asaf Berenstin, at telephone +972-3-538-9487 or email ir@formula.co.il. None of the auditor’s report, our consolidated financial statements, the rest of that annual report, or the contents of our website, forms or will form a part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Dated: June 20, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Appendix A

Current Auditor’s Letter

June 20, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements under the heading “SEC-Mandated Disclosures for Non-Renewal of Current Auditor” included in Exhibit No. 99.1 in the Report of Foreign Private Issuer on Form 6-K of Formula Systems (1985) Ltd. to be furnished to the Securities and Exchange Commission on June 20, 2024, and are in agreement with the statements contained therein as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ KOST, FORER, GABBAY & KASIERER
A Member of EY Global

Tel Aviv, Israel